VIA EDGAR CORRESPONDENCE

November 3, 2009

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C.

20549

Dear Mr. Spirgel:

Re:	Nortel Networks Limited (“NNL” and collectively with Nortel Networks Corporation “Nortel”)

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 2, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

File No. 001-34243

We refer to the comment letter dated September 14, 2009 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the period ended June 30, 2009 filed by NNL (the “September 2009 Comment Letter”), as well as the conference calls held on October 1, 2009, October 15, 2009 and October 27, 2009 (“Conference Calls”) between representatives of Nortel, KPMG LLP the Staff regarding the issues raised in the September 2009 Comment Letter. As discussed with the Staff in a telephone call with Kathryn Jacobson, Clarke Glaspell and myself on November 2, 2009, our resources are currently focused on completing and filing the NNC and NNL Quarterly Reports on Form 10-Q for the period ended September 30, 2009 (the “Q3 Reports”) and, as a result, we confirm that we intend to provide responses to the September 2009 Comment Letter within five (5) business days following the date on which the Q3 Reports are filed.

Grace K. McDonald

Corporate Counsel and Assistant Secretary

Nortel Networks Limited

195 The West Mall, Toronto, Ontario, Canada M9C 5K1 T 905.863.7875

gracemc@nortel.com

Please contact the undersigned at 905.863.7875 or Clarke Glaspell, Controller at 905.863.7059 with any questions or if we can be of any further assistance regarding the foregoing .

Yours very truly,

/s/ Grace K. McDonald

Grace K. McDonald

Corporate Counsel and Assistant Secretary

GKM/gkm

cc:	Kathryn Jacobson, Senior Staff Accountant, SEC

Dean Suehiro, Senior Staff Accountant, SEC

Paviter S. Binning, Executive Vice-President, Chief Financial Officer

and Chief Restructuring Officer, Nortel

Anna Ventresca, General Counsel – Corporate and Corporate Secretary, Nortel

Clarke Glaspell, Controller, Nortel

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